NATIONAL BANK OF CANADA

SUPPLEMENTARY FINANCIAL INFORMATION

FIRST QUARTER 2005 REPORT

For more information:

Michel Labonté, Senior Vice-President Finance, Technology, and Corporate affairs, phone: (514) 394-8610, fax: (514) 394-6196

Jean Dagenais, Vice-President and Chief Accountant, phone: (514) 394-6233, fax: (514) 394-6196

Elaine Carr, Director Investor Relations, phone: (514) 394-0296, fax: (514) 394-6196

This document is also available via the Internet on the Bank's web site: www.nbc.ca

Index

FINANCIAL HIGHLIGHTS

	2005				2004				YTD		Full Year	
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2005	2004	2004	2003
Net income ($000,000)				$238.8	$192.0	$167.0	$180.1	$185.6	$238.8	$185.6	$724.7	$623.8
Earnings per share - basic				$1.39	$1.11	$0.95	$1.01	$1.03	$1.39	$1.03	$4.10	$3.37
- fully diluted				$1.37	$1.09	$0.94	$1.00	$1.02	$1.37	$1.02	$4.05	$3.34
Return on common shareholders' equity				23.6%	19.7%	17.2%	19.0%	19.0%	23.6%	19.0%	18.8%	16.5%
Dividend per share				$0.42	$0.38	$0.38	$0.33	$0.33	$0.42	$0.33	$1.42	$1.08

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2005	2004	2004	2003
Net interest margin Personnal & Commercial Bank				3.03%	3.02%	3.05%	3.12%	3.17%	3.03%	3.17%	3.09%	3.23%
Productivity ratio (teb)[1]				61.36%	67.12%	66.21%	65.76%	62.66%	61.36%	62.63%	65.40%	65.24%
Effective tax rate (teb)				33.49%	36.52%	35.55%	36.19%	36.07%	33.49%	36.07%	36.55%	36.49%
Average loans and BA's				$43,642	$42,676	$42,523	$40,018	$39,000	$43,642	$39,000	$41,060	$39,324
Average assets ($000,000)				$82,135	$78,068	$80,287	$78,862	$77,477	$82,135	$77,477	$78,672	$71,810
Total Assets ($000,000)				$91,703	$88,721	$85,481	$86,466	$83,156	$91,703	$83,156	$88,721	$84,626
Average common shareholders' equity				$3,924	$3,765	$3,728	$3,738	$3,757	$3,924	$3,757	$3,746	$3,624
Number of shares outstanding (000's)				168,050	167,430	168,058	169,730	173,569	168,050	173,569	167,430	174,620
Gross impaired loans ($000,000)				303.6	387.5	435.8	448.7	471.8	303.6	471.8	387.5	475.9
Gross impaired loans/common equity-goodwill+reserves				8.20%	10.88%	12.37%	12.59%	12.92%	8.20%	12.92%	10.88%	13.02%
Net impaired loans ($000,000)				(216.0)	(190.4)	(185.9)	(164.8)	(171.0)	(216.0)	(171.0)	(190.4)	(153.8)
as a % of net loans and bankers' acceptances				-0.5%	-0.4%	-0.4%	-0.4%	-0.4%	-0.5%	-0.4%	-0.4%	-0.4%
Book value				$23.97	$22.87	$22.30	$21.94	$21.81	$23.97	$21.81	$22.87	$21.32
Capital ratios - BIS												
Tier 1				9.6%	9.6%	9.5%	9.6%	10.1%	9.6%	10.1%	9.6%	9.6%
Total				13.5%	13.0%	13.0%	13.2%	13.8%	13.5%	13.8%	13.0%	13.4%
Tangible Shareholders' equity / Risk weighted assets				7.35%	7.02%	6.78%	6.83%	7.17%	7.35%	7.17%	7.02%	6.78%
Number of employees (full-time equivalent)				14,175	14,122	14,268	13,910	14,301	14,175	14,301	14,122	14,328
Number of Branches				462	462	472	474	476	462	476	462	477
Number of ATM'S				768	770	767	815	816	768	816	770	817

CONSOLIDATED STATEMENT OF INCOME

(unaudited)(thousands)(taxable equivalent basis)	2005				2004				YTD		Full Year	
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2005	2004	2004	2003
Interest Income and Dividends												
Loans				$ 509,167	$ 475,397	$ 465,968	$ 457,037	$ 484,661	$509,167	$484,661	$ 1,883,063	$ 1,963,254
Securities				178,835	155,684	152,154	142,639	138,068	178,835	138,068	588,545	525,908
Deposits with regulated financial institutions				27,828	23,684	28,118	28,080	33,250	27,828	33,250	113,132	131,466
Total Interest Income and Dividends				715,830	654,765	646,240	627,756	655,979	715,830	655,979	2,584,740	2,620,628
Interest Expense												
Deposits				260,559	193,944	173,317	185,948	247,429	260,559	247,429	800,638	1,029,953
Bank debentures				25,847	23,969	24,943	24,560	25,180	25,847	25,180	98,652	105,212
Other				80,819	56,490	64,340	91,641	110,211	80,819	110,211	322,682	174,153
Total Interest Expense				367,225	274,403	262,600	302,149	382,820	367,225	382,820	1,221,972	1,309,318
Tax equivalent adjustment				15,970	16,386	14,528	17,566	13,304	15,970	13,304	61,784	41,739
Net Interest Income				***364,575***	***396,748***	***398,168***	***343,173***	***286,463***	***364,575***	***286,463***	***1,424,552***	***1,353,049***
Other Income (teb)				634,893	534,203	485,952	571,469	636,581	634,893	636,581	2,228,205	2,106,909
Gross Revenues				***999,468***	***930,951***	***884,120***	***914,642***	***923,044***	***999,468***	***923,044***	***3,652,757***	***3,459,958***
Provision for credit losses				17,139	(8,181)	30,049	19,608	44,007	17,139	44,007	85,483	177,752
Non-Interest Expenses				613,294	624,609	585,119	601,222	578,084	613,294	578,084	2,389,034	2,257,348
Income Before Income Taxes				*369,035*	*314,523*	*268,952*	*293,812*	*300,953*	*369,035*	*300,953*	*1,178,240*	*1,024,858*
Income taxes				123,601	114,857	95,611	106,342	108,561	123,601	108,561	425,371	373,996
Income Before Non-Controlling Interest				*245,434*	*199,666*	*173,341*	*187,470*	*192,392*	*245,434*	*192,392*	*752,869*	*650,862*
Non-Controlling Interest				6,612	7,690	6,317	7,344	6,824	6,612	6,824	28,175	27,141
Net Income before disc. oper. and goodwill charges				***$ 238,822***	***$ 191,976***	***$ 167,024***	***$ 180,126***	***$ 185,568***	***$ 238,822***	***$ 185,568***	***$ 724,694***	***$ 623,721***
Discontinued Operations				-	-	-	-	-	-	-	-	-
Net Income before goodwill charges				***$ 238,822***	***$ 191,976***	***$ 167,024***	***$ 180,126***	***$ 185,568***	***$ 238,822***	***$ 185,568***	***$ 724,694***	***$ 623,721***
Goodwill charges				-	-	-	-	-	-	-	-	-
Net Income				***$ 238,822***	***$ 191,976***	***$ 167,024***	***$ 180,126***	***$ 185,568***	***$ 238,822***	***$ 185,568***	***$ 724,694***	***$ 623,721***
Effective Tax Rate				33.5%	36.5%	35.5%	36.2%	36.1%	33.5%	36.1%	36.1%	36.5%
Dividends on preferred shares				$ 5,725	$ 5,725	$ 5,725	$ 5,725	$ 5,725	$ 5,725	$ 5,725	$ 22,900	$ 24,446
Dividends on common shares				$ 70,651	$ 63,904	$ 64,628	$ 56,662	$ 57,866	$ 70,651	$ 57,866	$ 243,060	$ 192,515
Number of common shares (avg.) (in thousands)				167,693	167,671	169,332	172,023	174,669	167,693	174,669	170,924	177,751

Tax equivalent adjustment

	Q4 2005	Q3 2005	Q2 2005	Q1 2005	Q4 2004	Q3 2004	Q2 2004	Q1 2004	YTD 2005	YTD 2004	Full Year 2004	Full Year 2003
Net interest income				15,969	16,386	14,528	17,566	13,304	15,969	13,304	61,784	41,739
Other income				625	21,891	12,637	13,155	(1,955)	625	(1,955)	45,728	55,703
Income taxes				16,594	38,277	27,165	30,721	11,349	16,594	11,349	107,512	97,442

RESULTS OF OPERATIONS AS A PERCENTAGE OF AVERAGE ASSETS

	2005				2004				YTD		Full Year	
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2005	2004	2004	2003
(Taxable equivalent basis)												
in % of average assets												
Net interest income				1.76	2.02	1.97	1.77	1.47	1.76	1.47	1.81	1.90
Other income				3.07	2.72	2.41	2.95	3.27	3.07	3.27	2.83	2.92
Gross revenues				4.83	4.74	4.38	4.72	4.74	4.83	4.74	4.64	4.82
Provision for credit losses				0.08	(0.04)	0.15	0.10	0.23	0.08	0.23	0.11	0.25
Non-interest expenses				2.96	3.18	2.90	3.10	2.97	2.96	2.97	3.04	3.14
Income taxes				0.60	0.59	0.47	0.55	0.56	0.60	0.56	0.54	0.52
Non-controlling interest				0.03	0.04	0.03	0.04	0.04	0.03	0.04	0.04	0.04
Net income				**1.15**	**0.98**	**0.83**	**0.93**	**0.95**	**1.15**	**0.95**	**0.92**	**0.87**
Average assets ($000,000)				$82,135	$78,068	$80,287	$78,862	$77,477	$82,135	$77,477	$78,672	$71,810
Average earning assets ($000,000)				$75,346	$71,243	$72,198	$69,229	$69,077	$75,346	$69,077	$70,447	$64,499
in % of Average Risk-Weighted Assets												
Net interest income (teb)				3.43%	3.86%	3.91%	3.54%	2.94%	3.43%	2.94%	3.57%	3.48%
Net income				**2.25%**	**1.87%**	**1.64%**	**1.86%**	**1.90%**	**2.25%**	**1.90%**	**1.82%**	**1.59%**
Average Risk-Weighted Assets ($000,000)				$42,168	$40,841	$40,536	$39,416	$38,799	$42,168	$38,799	39,901	$39,301
Prime rate				4.25%	3.93%	3.75%	4.04%	4.47%	4.25%	4.47%	4.05%	4.69%
B/A's 30 days				2.56%	2.21%	2.05%	2.33%	2.75%	2.56%	2.75%	2.34%	2.97%
Spread				1.69%	1.72%	1.70%	1.71%	1.72%	1.69%	1.72%	1.71%	1.72%

NET INCOME BY SECTOR OF ACTIVITIES

(in millions of dollars) (taxable equivalent basis)	2005				2004				YTD		Full Year
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2005	2004	2004
Personal and Commercial Banking											
Net interest income				324	316	314	307	314	324	314	1,251
Other income				179	192	179	172	171	179	171	714
Total Income				503	508	493	479	485	503	485	1,965
Operating expenses				304	316	312	298	292	304	292	1,218
Provision for credit losses				27	40	32	36	29	27	29	137
Earning before income taxes				172	152	149	145	164	172	164	610
Income taxes				58	54	53	52	59	58	59	218
Non-controlling interest				-	-	-	-	-	-	-	-
Net Income				114	98	96	93	105	114	105	392
Net interest margin				3.03%	3.02%	3.05%	3.12%	3.17%	3.03%	3.17%	3.09%
Expense ratio				60.4%	62.2%	63.3%	62.2%	60.2%	60.4%	60.2%	62.0%
Average loans and BA's				41,651	40,871	40,182	39,290	38,634	41,651	38,634	39,747
Average assets				42,382	41,597	40,929	40,065	39,443	42,382	39,443	40,511
Wealth Management											
Net interest income				23	24	24	24	22	23	22	94
Other income				172	156	148	181	164	172	164	649
Total Income				195	180	172	205	186	195	186	743
Operating expenses				153	141	136	155	149	153	149	581
Provision for credit losses				-	-	-	-	-	-	-	-
Earning before income taxes				42	39	36	50	37	42	37	162
Income taxes				14	15	13	17	13	14	13	58
Non-controlling interest				1	1	1	1	1	1	1	4
Net Income				27	23	22	32	23	27	23	100
Expense ratio				78.5%	78.3%	79.1%	75.6%	80.1%	78.5%	80.1%	78.2%
Average loans and BA's				316	320	325	335	318	316	318	324
Average assets				855	840	844	850	802	855	802	834
Financial Markets											
Net interest income				62	110	98	54	(6)	62	(6)	256
Other income				213	136	123	194	275	213	275	728
Total Income				275	246	221	248	269	275	269	984
Operating expenses				155	147	128	136	132	155	132	543
Provision for credit losses				2	(2)	12	17	24	2	24	51
Earning before income taxes				118	101	81	95	113	118	113	390
Income taxes				40	38	31	36	40	40	40	145
Non-controlling interest				-	-	-	-	-	-	-	-
Net Income				78	63	50	59	73	78	73	245
Expense ratio				56.4%	59.8%	57.9%	54.8%	49.1%	56.4%	49.1%	55.2%
Average loans and BA's				8,501	8,206	8,540	7,942	7,463	8,501	7,463	8,038
Average assets				44,302	40,313	42,967	43,535	42,678	44,302	42,678	42,367

(in millions of dollars)	2005				2004				YTD		Full Year
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2005	2004	2004
Other Segments											
Net interest income				(60)	(70)	(52)	(60)	(56)	(60)	(56)	(238)
Other income				70	28	24	12	27	70	27	91
Total Income				10	(42)	(28)	(48)	(29)	10	(29)	(147)
Operating expenses				1	19	10	13	4	1	4	46
Provision for credit losses				(12)	(46)	(13)	(34)	(9)	(12)	(9)	(102)
Earning before income taxes				21	(15)	(25)	(27)	(24)	21	(24)	(91)
Income taxes				(5)	(30)	(29)	(29)	(15)	(5)	(15)	(103)
Non-controlling interest				6	7	5	6	6	6	6	24
Net Income				20	8	(1)	(4)	(15)	20	(15)	(12)
Average loans and BA's				(6,826)	(6,721)	(6,524)	(7,549)	(7,415)	(6,826)	(7,415)	(7,050)
Average assets				(5,404)	(4,682)	(4,453)	(5,588)	(5,446)	(5,404)	(5,446)	(5,039)
Total											
Net interest income				349	380	384	325	274	349	274	1,363
Other income				634	512	474	559	637	634	637	2,182
Total Income				983	892	858	884	911	983	911	3,545
Operating expenses				613	623	586	602	577	613	577	2,388
Provision for credit losses				17	(8)	31	19	44	17	44	86
Earning before income taxes				353	277	241	263	290	353	290	1,071
Income taxes				107	77	68	76	97	107	97	318
Non-controlling interest				7	8	6	7	7	7	7	28
Net Income				239	192	167	180	186	239	186	725
Expense ratio (teb)				61.4%	67.1%	66.2%	65.8%	62.7%	61.4%	62.6%	65.4%
Average loans and BA's				43,642	42,676	42,523	40,018	39,000	43,642	39,000	41,060
Average assets				82,135	78,068	80,287	78,862	77,477	82,135	77,477	78,672

OTHER INCOME AND TRADING REVENUES

(unaudited) (thousands) (taxable equivalent basis)	2005				2004				YTD		Full Year	
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2005	2004	2004	2003
Other Income												
Deposits and payment service charges				$ 48,972	$ 49,781	$ 50,541	$ 50,196	$ 49,490	$ 48,972	$ 49,490	$ 200,008	$ 192,215
Commissions on loans and bankers' acceptances				74,504	80,962	75,117	70,466	96,460	74,504	96,460	323,005	280,337
Capital market fees				168,436	139,028	152,359	178,124	163,495	168,436	163,495	633,006	544,145
Foreign exchange revenues				18,093	16,813	17,331	18,168	19,314	18,093	19,314	71,626	66,177
Card service revenues				14,937	12,214	13,451	12,000	11,633	14,937	11,633	49,298	49,022
Trust services				32,083	32,237	29,575	30,042	27,908	32,083	27,908	119,762	105,150
Mutual funds				32,850	30,953	31,986	31,560	29,625	32,850	29,625	124,124	104,969
Securitization				47,942	40,953	44,904	43,224	50,973	47,942	50,973	180,054	203,759
Profit & Loss on trading				83,934	5,680	13,212	58,134	156,673	83,934	156,673	233,699	380,687
Profit & Loss other than trading				77,095	54,636	12,754	38,491	(4,198)	77,095	(4,198)	101,683	7,908
Other				36,047	70,946	44,722	41,064	35,208	36,047	35,208	191,940	172,540
Total				***$ 634,893***	***$ 534,203***	***$ 485,952***	***$ 571,469***	***$ 636,581***	***$ 634,893***	***$ 636,581***	***$ 2,228,205***	***$ 2,106,909***
As a % of total revenues				**63.5%**	**57.4%**	**55.0%**	**62.5%**	**69.0%**	**63.5%**	**69.0%**	**61.0%**	**60.9%**

(unaudited) (thousands)	2005 Q4	2005 Q3	2005 Q2	2005 Q1	2004 Q4	2004 Q3	2004 Q2	2004 Q1	YTD 2005	YTD 2004	Full Year 2004	Full Year 2003
Trading revenues												
Net Interest Income				$ (1,688)	$ 60,926	$ 39,855	$ 7,042	$ (70,264)	$ (1,688)	$ (70,264)	$ 37,559	$ (41,212)
Other Income				83,934	5,680	13,212	58,134	156,673	83,934	156,673	233,699	380,687
Total				***$ 82,246***	***$ 66,606***	***$ 53,067***	***$ 65,176***	***$ 86,409***	***$ 82,246***	***$ 86,409***	***$ 271,258***	***$ 339,475***

NON-INTEREST EXPENSES

(unaudited) (thousands)	2005				2004				YTD		Full Year	
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2005	2004	2004	2003
Non-Interest Expenses												
Salaries and Staff benefits												
Salaries				$ 198,402	$ 206,706	$ 191,902	$ 184,332	$ 197,192	$ 198,402	$ 197,192	$ 780,132	$ 775,962
Commissions				115,387	100,053	84,923	112,694	98,078	115,387	98,078	395,748	329,411
Pension plan and other staff benefits				53,801	35,871	48,243	49,224	50,024	53,801	50,024	183,362	181,677
Total Compensation				***367,590***	***342,630***	***325,068***	***346,250***	***345,294***	***367,590***	***345,294***	***1,359,242***	***1,287,050***
Premises, Equipment & Furniture												
Rent				19,546	32,927	24,273	24,400	23,020	19,546	23,020	104,620	98,687
Taxes & insurance				4,198	4,249	4,484	3,937	4,386	4,198	4,386	17,056	17,289
Maintenance, lighting, heating				5,930	6,807	6,254	6,992	6,345	5,930	6,345	26,398	26,057
Rental & maintenance of computers				83,654	96,370	80,357	84,268	73,226	83,654	73,226	334,221	312,556
Depreciation				15,437	15,834	11,952	12,629	11,897	15,437	11,897	52,312	49,595
Total Premises, Equipment & Furniture				***128,765***	***156,187***	***127,320***	***132,226***	***118,874***	***128,765***	***118,874***	***534,607***	***504,184***
Other Expenses												
Professional fees				25,167	19,680	40,605	33,198	24,269	25,167	24,269	117,752	111,918
Taxes on capital & salaries				16,737	19,312	15,222	15,467	14,594	16,737	14,594	64,595	60,454
Travel & business development				26,449	46,049	26,378	27,122	24,069	26,449	24,069	123,618	108,563
Other				48,586	40,751	50,526	46,959	50,984	48,586	50,984	189,220	184,879
Total Other Expenses				***116,939***	***125,792***	***132,731***	***122,746***	***113,916***	***116,939***	***113,916***	***495,185***	***465,814***
TOTAL NON-INTEREST EXPENSES				***$ 613,294***	***$ 624,609***	***$ 585,119***	***$ 601,222***	***$ 578,084***	***$ 613,294***	***$ 578,084***	***$ 2,389,034***	***$ 2,257,048***

PROVISION FOR CREDIT LOSSES

(millions of dollars)	2005				2004				YTD		Full Year	
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2005	2004	2004	2003
RETAIL				8	7	7	8	6	8	6	28	40
CREDIT CARD				14	12	13	15	12	14	12	52	47
COMMERCIAL				5	21	12	13	11	5	11	57	61
CORPORATE				2	(2)	12	17	24	2	24	51	63
REAL ESTATE												
CANADA				-	-	-	-	-	-	-	-	7
USA				-	-	-	-	-	-	-	-	-
Total Real Estate				-	-	-	-	-	-	-	-	7
OTHER				(2)	-	-	-	-	(2)	-	-	(1)
CREDIT CARD SECURITIZATION				(10)	(11)	(13)	(14)	(9)	(10)	(9)	(47)	(40)
GENERAL				-	(35)	-	(20)	-	-	-	(55)	-
Total				***17***	***(8)***	***31***	***19***	***44***	***17***	***44***	***86***	***177***
As a % of loans and BA's									0.15%	0.41%	0.19%	0.42%

CONDENSED CONSOLIDATED BALANCE SHEET

	2005				2004				End Of Year	
(unaudited)(millions of dollars)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2004	2003
Assets										
Cash resources				$ 7,036	$ 5,777	$ 6,969	$ 9,454	$ 8,284	$ 5,777	$ 7,047
Securities				27,720	28,007	24,641	24,184	23,491	28,007	26,179
Securities purchased under reverse repurchase agreements				5,566	4,496	4,451	4,234	4,411	4,496	3,955
Loans										
Residential mortgages				15,450	15,498	15,168	14,486	14,011	15,498	13,973
Personal and credit cards				8,191	7,808	7,130	6,845	6,243	7,808	6,084
Business and government				18,653	18,192	18,790	18,664	17,558	18,192	18,324
Total Loans				**42,294**	**41,498**	**41,088**	**39,995**	**37,812**	**41,498**	**38,381**
Customers' liability under bankers' acceptances				2,725	3,076	3,038	3,165	3,160	3,076	3,334
Other assets				6,362	5,867	5,294	5,434	5,998	5,867	5,730
Total Assets				**$ 91,703**	**$ 88,721**	**$ 85,481**	**$ 86,466**	**$ 83,156**	**$ 88,721**	**$ 84,626**
Liabilities										
Deposits										
Personal				$ 24,089	$ 23,675	$ 23,888	$ 24,048	$ 23,853	$ 23,675	$ 23,512
Business and government				25,520	24,299	23,847	23,172	21,637	24,299	22,700
Deposit-taking institutions				7,051	5,458	6,533	7,436	6,093	5,458	5,251
Total Deposits				**56,660**	**53,432**	**54,268**	**54,656**	**51,583**	**53,432**	**51,463**
Others										
Acceptances				2,725	3,076	3,038	3,165	3,160	3,076	3,334
Other liabilities				26,151	26,601	22,579	23,058	22,780	26,601	24,216
Subordinated debentures				1,764	1,408	1,474	1,488	1,473	1,408	1,516
Total Others				**30,640**	**31,085**	**27,091**	**27,711**	**27,413**	**31,085**	**29,066**
Shareholders' equity										
Preferred shares				375	375	375	375	375	375	375
Common shares				1,563	1,545	1,544	1,556	1,583	1,545	1,583
Contributed surplus				8	7	6	4	3	7	2
Retained earnings				2,457	2,277	2,197	2,164	2,199	2,277	2,137
Total Shareholders' equity				**4,403**	**4,204**	**4,122**	**4,099**	**4,160**	**4,204**	**4,097**
Total Liabilities & Shareholders' Equity				**$ 91,703**	**$ 88,721**	**$ 85,481**	**$ 86,466**	**$ 83,156**	**$ 88,721**	**$ 84,626**
Mortgage securitization				$ 4,020	$ 3,813	$ 3,863	$ 3,942	$ 4,149	$ 3,813	$ 4,086
Mortgage loans sold to third parties				$ 292	$ 220	$ 205	$ 194	$ 149	$ 220	$ 131
Credit card securitization				$ 900	$ 900	$ 1,100	$ 1,100	$ 1,100	$ 900	$ 1,100
Consumer loans securitization				$ -	$ -	$ -	$ -	$ 114	$ -	$ 145
Direct loans securitization				$ 464	$ 515	$ 515	$ 515	$ 515	$ 515	$ 515
Mutual funds				$ 10,545	$ 10,564	$ 10,632	$ 10,505	$ 10,266	$ 10,564	$ 9,574
Securities - excess of market value over book				$ 158	$ 123	$ 60	$ 133	$ 208	$ 123	$ 128
Number of shares outstanding (000's)				168,050	167,430	168,058	169,730	173,569	167,430	174,620
Domestic Gap < 1 year				537	268	890	575	952	268	400
> 1 year				2,297	2,426	2,038	2,272	2,075	2,426	2674

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	2005				2004				YTD		Full Year	
(unaudited)(millions of dollars)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2005	2004	2004	2003
Opening balance				4,204	4,122	4,099	4,160	4,097	4,204	4,097	4,097	3,901
Issuance (redemption) of common shares				18	1	(12)	(27)	-	18	-	(38)	(56)
Issuance of preferred shares				-	-	-	-	-	-	-	-	200
Redemption of preferred shares, Series 10, 11 et 12				-	-	-	-	-	-	-	-	(125)
Net income				239	192	167	180	186	239	186	725	624
Dividends on common shares				(70)	(64)	(64)	(57)	(58)	(70)	(58)	(243)	(193)
Dividends on preferred shares				(6)	(6)	(6)	(5)	(6)	(6)	(6)	(23)	(25)
Initial adoption of AcG-15				3	-	-	-	-	3	-	-	-
Share issuance expenses, net of income taxes				-	-	-	-	-	-	-	-	(4)
Unrealized foreign exchange gains (losses), net of income taxes				14	(10)	(2)	1	(5)	14	(5)	(16)	(11)
Stock options expense				1	1	2	1	1	1	1	5	2
Premium paid on common shares purchased for cancellation				-	(32)	(62)	(154)	(55)	-	(55)	(303)	(216)
Closing balance				4,403	4,204	4,122	4,099	4,160	4,403	4,160	4,204	4,097
Shareholders' equity												
Preferred shares				375	375	375	375	375	375	375	375	375
Common shares				1,563	1,545	1,544	1,556	1,583	1,563	1,583	1,545	1,583
Contributed surplus				8	7	6	4	3	8	3	7	2
Unealized foreign currency translation adjustment				4	(10)	-	2	1	4	1	(10)	6
Retained earnings				2,453	2,287	2,197	2,162	2,198	2,453	2,198	2,287	2,131
Closing balance				4,403	4,204	4,122	4,099	4,160	4,403	4,160	4,204	4,097

ASSETS UNDER ADMINISTRATION/ MANAGEMENT

(millions of dollars)

as at January 31, 2005	National Bank Trust Inc.	National Bank Financial & Cie.	National Bank Securities Inc.	Altamira	Natcan Investment Management Inc.	National Bank Discount Brokerage	Bank excluding subsidairies	Total 2005	Total 2004
Assets under administration									
Institutional	40,862	7,140	-	-	-	-	-	48,002	33,947
Personal	-	78,207	-	-	-	8,237	-	86,444	76,440
Mutual funds	8,491	-	6,676	3,869	-	-	-	19,036	16,540
Mortgage loans sold to third parties	-	-	-	-	-	-	4,312	4,312	4,298
Total assets under administration	**49,353**	**85,347**	**6,676**	**3,869**	**-**	**8,237**	**4,312**	**157,794**	**131,225**
Assets under management									
Personal	3,436	-	-	-	-	-	-	3,436	2,543
Managed portfolios	-	2,127	-	-	14,856	-	-	16,983	14,996
Mutual funds	-	-	-	-	13,609	-	-	13,609	13,429
Total assets under management	**3,436**	**2,127**	**-**	**-**	**28,465**	**-**	**-**	**34,028**	**30,968**
Total assets under administration / management	**52,789**	**87,474**	**6,676**	**3,869**	**28,465**	**8,237**	**4,312**	**191,822**	**162,193**

as at January 31, 2004	National Bank Trust Inc.	National Bank Financial & Cie.	National Bank Securities Inc.	Altamira	Natcan Investment Management Inc.	National Bank Discount Brokerage	Bank excluding subsidairies	Total 2004	Total 2003
Assets under administration									
Institutional	28,840	5,107	-	-	-	-	-	33,947	33,617
Personal	-	68,686	-	-	-	7,754	-	76,440	56,490
Mutual funds	6,269	5	5,838	4,428	-	-	-	16,540	20,622
Mortgage loans sold to third parties	-	-	-	-	-	-	4,298	4,298	4,673
Total assets under administration	**35,109**	**73,798**	**5,838**	**4,428**	**-**	**7,754**	**4,298**	**131,225**	**115,402**
Assets under management									
Personal	2,543	-	-	-	-	-	-	2,543	2,125
Managed portfolios	-	1,841	-	-	13,155	-	-	14,996	11,522
Mutual funds	-	-	-	-	13,429	-	-	13,429	8,325
Total assets under management	**2,543**	**1,841**	**-**	**-**	**26,584**	**-**	**-**	**30,968**	**21,972**
Total assets under administration / management	**37,652**	**75,639**	**5,838**	**4,428**	**26,584**	**7,754**	**4,298**	**162,193**	**137,374**

($ millions)	2005				2004				End of Year
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2003
RETAIL				35.0	34.7	31.6	35.0	33.3	34.0
COMMERCIAL				166.7	205.9	215.7	208.3	214.9	214.2
CORPORATE				81.5	121.4	162.9	169.7	175.0	163.3
REAL ESTATE									
-Canada				16.4	21.5	21.3	21.3	34.3	38.8
-United States				-	-	-	-	-	-
Total Real Estate				16.4	21.5	21.3	21.3	34.3	38.8
TREASURY				3.6	3.6	3.9	4.0	3.9	3.9
OTHER				0.4	0.4	0.4	0.4	0.4	0.3
GENERAL ALLOWANCE				-	-	-	-	-	-
PRIVATE RISKS				**303.6**	**387.5**	**435.8**	**438.7**	**461.8**	**454.5**
DESIGNATED COUNTRIES				-	-	-	10.0	10.0	21.4
TOTAL				**303.6**	**387.5**	**435.8**	**448.7**	**471.8**	**475.9**
AS A % OF LOANS AND ACCEPTANCES				**0.7%**	**0.9%**	**1.0%**	**1.0%**	**1.2%**	**1.1%**

	2005				2004				Full Year		
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2005	2004	2003
Opening balance				388	436	449	472	476	388	476	503
Write-off				(72)	(35)	(25)	(51)	(21)	(72)	(132)	(198)
Formation				(12)	(13)	12	28	17	(12)	44	171
Closing balance				304	388	436	449	472	304	388	476

NET IMPAIRED LOANS

($ millions)	2005				2004				End of year
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2003
RETAIL				15.4	16.1	13.9	15.9	13.7	15.3
COMMERCIAL				69.7	82.0	107.9	109.8	101.4	98.8
CORPORATE				36.6	48.8	63.7	79.7	94.7	107.5
REAL ESTATE									
-Canada				10.0	10.4	10.9	10.8	20.2	24.7
-United States				-	-	-	-	-	-
Total Real Estate				10.0	10.4	10.9	10.8	20.2	24.7
TREASURY				2.3	2.3	2.5	2.5	2.4	2.3
OTHER				-	-	0.2	0.1	-	(0.1)
GENERAL ALLOWANCE				(350.0)	(350.0)	(385.0)	(385.0)	(405.0)	(405.0)
PRIVATE RISKS				**(216.0)**	**(190.4)**	**(185.9)**	**(166.2)**	**(172.6)**	**(156.5)**
DESIGNATED COUNTRIES				-	-	-	1.4	1.6	**2.7**
TOTAL				**(216.0)**	**(190.4)**	**(185.9)**	**(164.8)**	**(171.0)**	**(153.8)**
AS A % OF LOANS AND ACCEPTANCES				**-0.5%**	**-0.4%**	**-0.4%**	**-0.4%**	**-0.4%**	**-0.4%**

SELECTED INDUSTRY EXPOSURE

	2005				2004			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Outstanding (millions of dollars)								
Real Estate								
Total				**$632.6**	**$629.5**	**$616.2**	**$527.1**	**$563.5**
Aerospace								
Aircraft manufacturing				$93	$84	$154	$127	$125
Air Transportation				$101	$94	$66	$74	$72
Services				$49	$65	$62	$64	$87
Total				**$243**	**$243**	**$282**	**$265**	**$284**
Telecom								
Cable				$33	$49	$74	$85	$94
Wireless and Wireline				$41	$64	$53	$53	$56
Total				**$74**	**$113**	**$127**	**$138**	**$150**
Electric Power and Power Generation								
Regulated Utilities				$185	$232	$65	$29	$28
Generation Projects with PPA's				$124	$86	$130	$128	$124
Other Generation Projects				$16	$35	$67	*$14*	$12
Total				**$325**	**$353**	**$262**	**$171**	**$164**

RISK-ADJUSTED CAPITAL RATIOS

(millions of dollars)	2005				2004			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Tier I capital								
Common shareholders' equity				$4,028	$3,829	$3,747	$3,724	$3,785
Non-cum. preferred shares, permanent				375	375	375	375	375
Non-controlling interest				48	5	3	4	3
Innovative instruments				372	365	399	412	397
Less: goodwill				662	662	662	662	662
Total Tier I				**$4,161**	**$3,912**	**$3,862**	**$3,852**	**$3,898**
Tier II capital								
Bank debentures				$1,702	$1,408	$1,440	$1,453	$1,439
General provision				350	350	357	351	337
Total Tier II				**$2,052**	**$1,758**	**$1,797**	**$1,804**	**$1,776**
Other deductions				360	351	335	359	366
TOTAL CAPITAL				**$5,853**	**$5,319**	**$5,324**	**$5,297**	**$5,308**
Risk-adjusted balance sheet items								
Cash resources				$1,376	$1,070	$1,285	$1,689	$1,585
Securities				2,179	2,317	2,327	2,262	2,396
Mortgage loans				5,625	5,420	5,480	5,106	4,846
Other loans				19,840	19,199	19,206	19,019	17,842
Other assets				5,275	4,876	5,073	5,176	4,904
Total Risk-adjusted balance sheet items				**$34,295**	**$32,882**	**$33,371**	**$33,252**	**$31,573**
Risk-adjusted off-balance sheet items								
Comitments to extend credit								
L/G, L/C and trans.-related contingent				$941	$874	$909	$816	$697
Comitments to extend credit				4,798	4,431	4,330	4,003	4,090
Interest rate contract				112	129	148	168	139
Foreign exchange contract				207	166	128	181	198
Equity-linked contract				206	188	169	118	106
Commodity				105	121	64	105	66
Total Risk-adjusted off-balance sheet items				**$6,369**	**$5,909**	**$5,748**	**$5,391**	**$5,296**
Risk-adjusted market risk items				$2,849	$2,032	$1,740	$1,571	$1,750
TOTAL RISK-ADJUSTED ASSETS				**$43,513**	**$40,823**	**$40,859**	**$40,214**	**$38,619**
Risk-adjusted ratios								
Tier I				9.6%	9.6%	9.5%	9.6%	10.1%
Total				13.5%	13.0%	13.0%	13.2%	13.8%

(millions of dollars)	2005 Q4	2005 Q3	2005 Q2	2005 Q1	2004 Q4	2004 Q3	2004 Q2	2004 Q1	End of Year 2003
FOREIGN EXCHANGE RELATED CONTRACTS									
Swaps				27,605	29,559	27,838	30,970	37,042	42,889
Options - purchased				6,655	5,544	5,069	5,989	7,889	9,619
- sold				6,206	5,285	5,073	6,403	7,295	9,687
Futures				5,606	6,306	5,572	7,098	6,519	6,748
Total Notional Amount				*46,072*	*46,694*	*43,550*	*50,459*	*58,745*	*68,943*
Replacement cost (1)				511	480	306	420	555	550
Future credit risk				462	295	322	371	416	454
Credit equivalent (2)				972	775	628	790	972	1,005
Risk-weighted equivalent				207	166	129	181	198	230
INTEREST RATE RELATED CONTRACTS									
Swaps				116,536	116,760	111,791	98,267	97,951	88,477
Options - purchased				58,938	34,905	49,262	59,316	30,559	38,705
- sold				24,342	34,568	64,284	78,201	26,567	47,161
Futures				6,651	7,033	12,766	13,153	17,106	7,486
Total Notional Amount				*206,467*	*193,266*	*238,102*	*248,938*	*172,183*	*181,829*
Replacement cost (1)				514	501	565	681	563	392
Future credit risk				690	203	202	205	170	184
Credit equivalent (2)				1,205	704	766	886	733	576
Risk-weighted equivalent				112	129	148	168	139	100
FINANCIAL FUTURES									
Total Notional Amount				*35,741*	*34,139*	*29,309*	*19,873*	*19,028*	*23,981*
EQUITY AND COMMODITY CONTRACTS									
Total Notional Amount				*18,408*	*17,664*	*12,267*	*8,957*	*7,412*	*10,530*
Replacement cost (1)				514	543	430	488	394	431
Future credit risk				690	694	576	368	323	468
Credit equivalent (2)				1,205	1,237	1,006	856	717	899
Risk-weighted equivalent				311	309	233	223	171	256
TOTAL DERIVATIVES									
Total Notional Amount				*306,688*	*291,762*	*323,227*	*328,227*	*257,368*	*285,283*
Replacement cost (1)				1,539	1,524	1,300	1,588	1,512	1,373
Future credit risk				1,842	1,193	1,100	943	909	1,106
Credit equivalent (2)				3,382	2,717	2,400	2,532	2,422	2,480
Risk-weighted equivalent				630	604	509	572	508	586

(1) Gross positive replacement cost after permissible netting

(2) Taking into account permissible netting

SHAREHOLDERS' INFORMATION

	2005 Q4	2005 Q3	2005 Q2	2005 Q1	2004 Q4	2004 Q3	2004 Q2	2004 Q1
Credit Rating								
Moody's (Long Term Debt Senior)				A1	A1	A1	A1	A1
Standard & Poor's/CBRS (Long Term Debt)				A	A	A	A	A
DBRS (Debentures)				A(Low)	A(Low)	A(Low)	A(Low)	A(Low)
Fitch (Long-Term)				A+	A+	A+	A+	A+
Stock Trading Range and Other Information								
High				$ 49.75	$ 48.78	$ 45.50	$ 47.93	$ 45.00
Low				$ 46.39	$ 42.31	$ 42.72	$ 43.27	$ 40.17
Close				$ 49.19	$ 48.78	$ 44.76	$ 44.48	$ 43.85
Number of registered shareholders				26,785	26,961	27,105	27,322	27,641
Valuation								
Market Capitalization (in millions of $)				$ 8,266	$ 8,167	$ 7,522	$ 7,550	$ 7,611
P/E Ratio (Trailing 4 Quarters)				11.03	11.90	11.60	11.71	12.46
Market price/Book value				2.05	2.13	2.01	2.03	2.01
Dividend payout (trailing 4 quarters)				33.86%	34.63%	34.20%	32.11%	32.67%
Dividend yield (annualized)				3.42%	3.12%	3.40%	2.97%	3.01%

The Common Shares of the Bank as well as the First Preferred Series 13 and Series 15 are listed on the TSX.
The ticker symbols and newspaper abbreviations for the Bank's shares listed are as follows:

	Ticker Symbol	Newspaper Abbreviations Toronto
Common Shares	**NA**	**National Bk**
First Preferred Shares		
Series 13	NA.PR.J	Natl Bk 13
Series 15	NA.PR.K	Natl Bk 15

VaR - Global Trading - Q4 2004 to Q1 2005
(Maximum 1-day loss at 99%)

12,000,000
11,000,000
10,000,000
9,000,000
8,000,000
7,000,000
6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
0

1-Nov-04 5-Nov-04 9-Nov-04 13-Nov-04 17-Nov-04 21-Nov-04 25-Nov-04 29-Nov-04 3-Dec-04 7-Dec-04 11-Dec-04 15-Dec-04 19-Dec-04 23-Dec-04 27-Dec-04 31-Dec-04 4-Jan-05 8-Jan-05 12-Jan-05 16-Jan-05 20-Jan-05 24-Jan-05 28-Jan-05



Report to Shareholders

First Quarter 2005

National Bank announces record net income of $239 million for the first quarter of 2005, up 28% from $186 million for the same period of 2004

- *Quarterly earnings per share of $1.39, an increase of 35%*
- *Return on common shareholders' equity of 23.6%*

MONTREAL, February 24, 2005 – For the first quarter ended January 31, 2005, National Bank reported record net income of $239 million, compared to $186 million for the corresponding quarter one year earlier. Earnings per share for the quarter stood at $1.39, up 35% from $1.03 per share in the first quarter of 2004.

Return on common shareholders' equity reached a new high of 23.6% for the quarter, compared to 19.0% for the same period one year earlier.

This sterling performance was attributable to the contribution of the Personal and Commercial and Wealth Management segments and the high quality of the loan portfolio, which was reflected in a major reduction in the allowance for credit losses, particularly in the Financial Markets segment. The Bank also realized a pre-tax gain of about $37 million when it disposed of investments in financial institutions in South America, which added 15 cents to earnings per share for the quarter.

Total revenues stood at $983 million for the quarter, as against $911 million for the first quarter of 2004, for an increase of nearly 8%. Excluding the gain realized on the disposal of investments, more than 50% of this increase was attributable to the Personal and Commercial segment.

Operating expenses were $613 million for the quarter versus $577 million for the corresponding quarter one year earlier. Two-thirds of the increase derived from the Financial Markets segment, primarily due to variable compensation. The efficiency ratio improved from 62.7% for the first quarter of 2004 to 61.4% this quarter.

	For the quarter ended January 31		
	2005	2004	%
Net income			
Personal and Commercial	114	105	+9
Wealth Management	27	23	+17
Financial Markets	78	73	+7
Other	20	(15)	
Total	239	186	+28
Earnings per share	$1.39	$1.03	+35
Return on common shareholders' equity	23.6%	19.0%	

The provision for credit losses amounted to $17 million for the first quarter of 2005, down more than 60% compared to the corresponding period of 2004.

The Personal and Commercial segment generated net income of $114 million for the quarter, up 9% from $105 million for the same period one year earlier. This growth resulted from an increase in the volume of consumer loans and in credit card and insurance revenues, and from the decrease in credit losses for Commercial Banking.

In the first quarter of 2005, retail brokerage activities, mutual funds distribution and private investment management products continued to make gains, helping to push up net income in the Wealth Management segment by 17% to $27 million from the $23 million reported for the corresponding quarter of 2004.

The Financial Markets segment earned net income of $78 million for the quarter, as against $73 million for the first quarter of 2004. This 7% increase was mainly due to the decrease in credit losses.

Net income for the "Other" heading of segment results progressed from a $15 million net loss in the first quarter of 2004 to net income of $20 million for the first quarter of 2005, primarily on the strength of the gain on the disposal of investments in South America.

"The Bank's performance underscores its ability to achieve high growth through a balanced portfolio of activities and the positive contribution of its activities under development, which are suited to our competencies and competitive strengths," commented Réal Raymond, President and Chief Executive Officer.

As at January 31, 2005, gross impaired loans amounted to $304 million, down $84 million from October 31, 2004. This decrease was mirrored across all business loan categories. The ratio of gross impaired loans to total risk-adjusted capital and allowances stood at only 8.2%. Specific allowances and the general allowance for credit risk exceeded gross impaired loans by $216 million as at January 31, 2005, compared to $190 million as at October 31, 2004. At $350 million, the general allowance for credit risk remained unchanged at the end of the first quarter.

Tier 1 and total capital ratios were 9.6% and 13.5%, respectively, as at January 31, 2005 versus 9.6% and 13.0% as at October 31, 2004. During the quarter, the Bank issued $350 million of subordinated debentures, which added 0.8% to the total capital ratio. As at the end of quarter, the Bank had not made any purchases under its normal course issuer bid commenced on January 13, 2005 to repurchase up to 8.4 million common shares.

"These strong results were supported by active risk and capital management. National Bank's excellent performance is a tribute to the quality of our strategies and teams," Mr. Raymond added.

	Objectives	Results 1st Quarter 2005
Growth in earnings per share	5% - 10%	35%
Return on common shareholders' equity	16% - 18%	23.6%
Tier 1 capital ratio	More than 8.5%	9.6%
Dividend payout ratio	35% - 45%	34%

For more information:

Michel Labonté
Senior Vice-President
Finance, Technology and Corporate Affairs
(514) 394-8610

Denis Dubé
Director
Public Relations
(514) 394-8644

Caution regarding forward-looking statements

From time to time, National Bank of Canada makes written and oral forward-looking statements, included in this quarterly report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, in reports to shareholders, in press releases and in other communications. All such statements are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. *These forward-looking statements include, among others, statements with respect to the economy, market changes, the achievement of strategic objectives, certain risks as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. These forward-looking statements are typically identified by the words "may," "could," "should," "would," "suspect," "outlook," "believe," "anticipate," "estimate," "expect," "intend," "plan," and words and expressions of similar import.*

By their very nature, such forward-looking statements require us to make assumptions and involve inherent risks and uncertainties, both general and specific. There is significant risk that express or implied projections contained in such statements will not materialize or will not be accurate. A number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. Such differences may be caused by factors, many of which are beyond the Bank's control, which include, but are not limited to, changes in Canadian and/or global economic and financial conditions (particularly fluctuations in interest rates, currencies and other financial instruments), liquidity, market trends, regulatory developments and competition in geographic areas where the Bank operates, technological changes, consolidation in the Canadian financial services sector, the possible impact on our businesses of international conflicts and other developments including those relating to the war on terrorism and the Bank's anticipation of and success in managing the risks implied by the foregoing.

The Bank cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the Bank's forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. The Bank therefore cautions readers not to place undue reliance on these forward-looking statements. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on behalf of the Bank.

Management's Discussion and Analysis of the Financial Condition and Operating Results

The following text presents Management's discussion and analysis of the Bank's financial condition and operating results. This analysis was prepared in accordance with the requirements set out in Regulation 51-102 respecting Continuous Disclosure Obligations of the Canadian Securities Administrators and is based on the unaudited interim consolidated financial statements for the first quarter of 2005.

Critical Accounting Estimates

A summary of the significant accounting policies used by the Bank is presented in Note 1 and Note 2 to the audited consolidated financial statements as at October 31, 2004 on pages 90 to 97 of the 2004 Annual Report.

Page 56 of the 2004 Annual Report presents explanations of certain accounting policies that are considered critical because they are important to the presentation of the Bank's financial condition and operating results, and require difficult, subjective and complex judgements and estimates because they relate to matters that are inherently uncertain. We invite the reader to refer to the Annual Report for these explanations.

Changes in Accounting Policies

On November 1, 2004, the Bank adopted the following accounting standards:

Variable interest entities

On November 1, 2004, the Bank adopted CICA Accounting Guideline No.15 "Consolidation of Variable Interest Entities" (AcG-15). This Guideline is harmonized with new FASB Interpretation No. 46 (FIN 46R) of the same name and provides guidance on the application of the standards set out in CICA Handbook Section 1590 "Subsidiaries" for certain entities defined as variable interest entities ("VIEs"). VIEs are entities in which equity investors do not have controlling financial interest or the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by other parties. AcG-15 requires the consolidation of a VIE by its primary beneficiary, i.e., the party that receives the majority of the expected residual returns and/or absorbs the majority of the entity's expected losses. The application of the provisions of AcG-15 on November 1, 2004 results in the consolidation of certain mutual funds in which the Bank had a significant investment and the consolidation of the VIE that leases the Bank's head office building. The impact of this standard as at November 1, 2004 was an increase in "Premises and equipment" of $84 million, "Securities" of $54 million, "Other assets" of $3 million, "Other liabilities" of $93 million, "Non-controlling interest" of $45 million and "Retained earnings" of $3 million. Prior period consolidated financial statements have not been restated for this change.

Investment companies

On November 1, 2004, the Bank adopted Accounting Guideline No. 18 "Investment Companies" published in January 2004 by the Canadian Institute of Chartered Accountants. Under this Guideline, investment companies are required to account for all investments at fair value, including investments that would otherwise be consolidated or accounted for using the equity method. The Guideline sets out the criteria for determining whether a company is an investment company and also provides guidance on the circumstances in which the parent company of, or equity method investor in, an investment company should account for the investment company's investments at fair value. The impact of this new Guideline on the consolidated financial statements for the first quarter of 2005 is negligible.

Analysis of Results

Operating Results

National Bank reported net income of $239 million for the first quarter ended January 31, 2005, compared to $186 million for the corresponding quarter one year earlier. Earnings per share for the quarter amounted to $1.39, as against $1.03 for the same period of 2004, for an increase of 35%. Return on common shareholders' equity stood at 23.6% for the quarter, up from 19% for the quarter ended January 31, 2004.

Results by Segment

Personal and Commercial

Net income for the Personal and Commercial segment totalled $114 million for the first quarter of 2005, up 9% from $105 million in the corresponding quarter of 2004. Growth in the volume of consumer loans and in credit card and insurance revenues, combined with lower credit losses at Commercial Banking were the main reason for the improvement in this segment's results.

At $324 million, net interest income for the quarter was $10 million or 3% higher than for the same period of 2004. The increase in net interest income was due to $2.9 billion or 7% growth in average assets, especially consumer loans, while the spread was 14 basis points narrower than in the corresponding quarter of 2004. Other income for the quarter totalled $179 million, up $8 million or 5% from the first quarter of 2004. The main sources of growth were credit card and insurance revenues. Operating expenses for the first quarter of 2005 stood at $304 million, compared to $292 million for the same period of 2004, an increase of 4%. The efficiency ratio remained relatively stable at about 60%. The provision for credit losses was $27 million, down $2 million or 7%, owing to Commercial Banking.

Management's Discussion and Analysis of the Financial Condition and Operating Results (cont.)

Wealth Management

Net income for Wealth Management in the first quarter of 2005 was $27 million compared to $23 million for the same period in 2004, representing an increase of $4 million or 17%. Total revenues amounted to $195 million for the quarter, up 5% from the $186 million recorded in the corresponding quarter of 2004. Most of the increase was derived from retail brokerage activities, the distribution of mutual funds and private investment management products. Operating expenses were $153 million for the first quarter of 2005, up 3% from $149 million for the year-earlier period. The efficiency ratio improved from 80.1% in the first quarter of 2004 to 78.5% this quarter.

Financial Markets

Net income for the Financial Markets segment stood at $78 million as against $73 million for the same period in 2004, an increase of 7%. At $2 million, the provision for credit losses for the quarter was down significantly from the $24 million that the Bank had recorded for this segment in the first quarter of 2004, due to specific allowances for the steel industry.

Total revenues for the segment amounted to $275 million for the quarter ended January 31, 2005 compared to $269 for the year-earlier period. Gains on investment account securities were up approximately $10 million, while trading revenues declined by $6 million.

Trading Revenues (millions of dollars)	**Q1 2005**	**Q1 2004**
Financial Markets		
Interest rate	17	25
Equities	58	46
Commodities and foreign exchange	3	13
	78	**84**
Other segments	4	2
Total	**82**	**86**
Breakdown by Income Statement line item		
Net interest income	(2)	(70)
Other income	84	160
Taxable equivalent	-	(4)
	82	**86**

Operating expenses were $155 million for the quarter compared to $132 million for the first quarter of 2004. The increase was essentially attributable to variable compensation.

Other

Net income for the "Other" heading of segment results totalled $20 million in the first quarter of 2005 compared to a loss of $15 million for the same period last year. Total revenues were $10 million for the quarter as against a loss of $29 million for the year-earlier period. The variance was chiefly attributable to the gain on the disposal of investments in financial institutions in South America.

Consolidated Results

Total Revenues

Total revenues for the first quarter of 2005 amounted to $983 million, for an increase of 8% compared to the $911 million recorded in the corresponding quarter of 2004.

Net interest income totalled $349 million for the quarter, up $75 million from the $274 million posted in the first quarter of 2004. Net interest income for the Financial Markets segment was up $68 million, which must be analyzed in conjunction with the trading revenues recorded in other income. Net interest income for Personal and Commercial rose $10 million or 3% to $324 million for the first quarter of 2005, primarily because of higher volumes of consumer loans, which were partially offset by a narrowing of the spread.

Other income for the first quarter of 2005 was $634 million as against $637 million for the corresponding period of fiscal 2004.

The portion of trading revenues recorded as other income fell $76 million from the corresponding quarter of 2004. However, if net interest income related to trading activities is included, total trading revenues for the quarter were down only $4 million. Gains on investment account securities advanced $84 million to $77 million in the first quarter of 2005 owing to gains from merchant banking, a gain on the disposal of investments in South America and the $31 million impairment charge recorded on corporate investments in the first quarter of 2004.

Financial market fees, for their part, were $169 million for the quarter, up $5 million over the corresponding period of 2004, card service revenues rose $3 million to total $15 million, and trust service and mutual fund fees rose $8 million to $65 million.

Lastly, at $58 million for the first quarter of 2005, lending fees were down $22 million due to the $25 million that had been recorded as income last year for the unamortized balance of certain mortgage prepayment fees further to the application of a new accounting standard that came into effect in the first quarter of 2004.

Operating Expenses

Operating expenses for the quarter were $613 million compared to $577 million for the corresponding period of 2004. Salaries and staff benefits, at $367 million for the quarter, were $22 million higher than the year-earlier period, mainly as a result of variable compensation. The increase in salaries and staff benefits accounted for close to two-thirds of the total increase in operating expenses. The computers and equipment heading, which was $84 million for the first quarter of 2005, increased by $11 million because of investments in technology.

Management's Discussion and Analysis of the Financial Condition and Operating Results (cont.)

Cash Flows

Due to the nature of the Bank's business, most of its revenues and expenses are cash items. Moreover, significant cash flow movement can be observed, especially in trading activities, which impacts several assets and liabilities such as trading account securities, securities sold short or securities sold under repurchase agreements.

For the first quarter of 2005, cash and cash equivalents rose $1.3 billion compared to an increase of $1.2 billion for the first quarter of 2004. As at January 31, 2005, cash and cash equivalents totalled $7.0 billion versus $8.3 billion one year earlier.

Operating activities required cash of $0.9 billion chiefly because of trades in settlement. For the corresponding quarter of 2004, the reduction in trading account securities represented $1.5 billion of the $1.9 billion in cash flows from operating activities.

Financing activities generated cash of $4.1 billion, of which $3.2 billion was attributable to higher deposits, particularly purchased funds, whereas in the first quarter of 2004, the $2 billion variation in securities sold under repurchase agreements accounted for the cash outflows from financing activities.

Lastly, investing activities in the first quarter of 2005 required $1.9 billion in cash owing to the $1.3 billion increase in loans and a higher volume of securities purchased under reverse repurchase agreements. For the corresponding period of 2004, investing activities generated $1.3 billion primarily because of purchases and sales of investment account securities.

Risk Management

Credit Risk

The Bank recorded a provision for credit losses of $17 million for the quarter compared to $44 million for the corresponding quarter of 2004. Of the $27 million decline, $22 million can be attributed to the reduction in the provision at Corporate Banking.

As at January 31, 2005, the allowance for credit losses exceeded impaired loans by $216 million compared to $190 million as at October 31, 2004. The $26 million improvement is attributable to all segments offering business loans.

The ratio of gross private impaired loans to total risk-weighted assets and allowances was excellent at 8.2% as at January 31, 2005 versus 10.9% as at October 31, 2004.

Market Risk – Trading Activities

The Value-at-Risk (VaR) simulation model is one of the main tools used to manage market risk in trading activities. The VaR measure is based on a 99% confidence level, which is an estimate of the maximum potential trading loss in 99 out of 100 days, which means that actual losses will probably exceed VaR on only one day out of 100. The computerized VaR calculation model is based on two years of historical data. Market risk management is discussed in more detail on page 63 of the 2004 Annual Report.

The table below entitled "Trading Activities" illustrates the allocation of market risk by type of risk: interest rate, foreign exchange, equity price and commodity.

Trading Activities [1]
(millions of dollars)

Global VaR by risk category	For the quarter ended January 31, 2005				For the quarter ended October 31, 2004			
	Period end	High	Average	Low	Period end	High	Average	Low
Interest rate	(3.6)	(6.5)	(4.0)	(2.0)	(3.7)	(4.9)	(3.7)	(2.7)
Foreign exchange	(0.9)	(3.3)	(1.3)	(0.5)	(0.9)	(2.9)	(1.7)	(0.7)
Equity	(4.7)	(6.2)	(4.4)	(2.7)	(3.6)	(5.4)	(3.8)	(3.0)
Commodity	(0.7)	(1.0)	(0.7)	(0.5)	(1.0)	(1.0)	(0.8)	(0.6)
Correlation effect [2]	4.2	9.9	4.7	1.3	3.6	6.6	4.2	2.4
Global VaR	**(5.7)**	**(7.1)**	**(5.7)**	**(4.4)**	**(5.6)**	**(7.6)**	**(5.8)**	**(4.6)**

[1] Amounts are presented on a pre-tax basis and represent one-day VaR.
[2] The correlation effect is the result of the diversification of types of risk.

Management's Discussion and Analysis of the Financial Condition and Operating Results (cont.)

Balance Sheet

As at January 31, 2005, the Bank's assets stood at $91.7 billion compared to $88.7 billion at the end of fiscal 2004. Loans and acceptances were up $0.8 billion, while cash resources, securities and securities purchased under reverse repurchase agreements rose $2 billion. The following table presents the main portfolios.

Average monthly volumes (millions of dollars)	January 2005	October 2004	January 2004
Loans and acceptances*			
Residential mortgages	19,846	19,554	18,308
Consumer loans	6,629	6,491	5,357
Credit card receivables	1,652	1,589	1,539
Business loans	17,062	17,276	17,901
	45,189	**44,910**	**43,105**
Deposits			
Personal (balance)	24,089	23,675	23,853
Off-balance sheet personal savings (balance)	59,526	57,207	49,383
Business	10,485	10,668	10,359

* including securitized assets

Residential mortgages as at January 31, 2005 were up $300 million from October 31, 2004 to $19.8 billion. Residential mortgages rose $1.5 billion or 8% versus January 31, 2004. At $6.6 billion, the volume of consumer loans has increased nearly 2% since the beginning of the fiscal year. Consumer loans were up $1.3 billion or 24% from January 31, 2004, with close to half of this strong growth attributable to volumes from partnerships. Credit card receivables have increased 4% since November 1, 2004 to $1.7 billion as at January 31, 2005. Business loans and acceptances were $17.1 billion at the end of the first quarter as compared to $17.3 billion at the end of fiscal 2004. Corporate loans accounted for the slight decline.

Personal deposits stood at $24.1 billion as at January 31, 2005 compared to $23.7 billion as at October 31, 2004. Off-balance sheet personal savings administered by the Bank as at January 31, 2005 totalled $59.5 billion, up $2.3 billion or 4% since the end of the previous fiscal year. The increase was attributable to savings administered by the brokerage subsidiaries.

Capital

Tier 1 and total capital ratios, according to the rules of the Bank for International Settlements, were 9.6% and 13.5%, respectively, as at January 31, 2005, compared to 9.6% and 13.0% as at October 31, 2004. During the quarter, the Bank issued $350 million of subordinated debentures, which added 0.8% to the total capital ratio. At the end of the quarter, the Bank had not made any purchases of common shares under its normal course issuer bid commenced on January 13, 2005 to repurchase up to 8.4 million common shares.

Dividends

At its meeting on February 24, 2005, the Board of Directors declared regular dividends on the various classes and series of preferred shares as well as a dividend of 42 cents per common share payable on May 1, 2005 to shareholders of record on March 24, 2005.

Highlights

(unaudited)	Quarter ended January 31 2005	2004	% Change
Operating results			
(millions of dollars)			
Total revenues	**$983**	$911	8
Net income	**239**	186	28
Return on common shareholders' equity	**23.6 %**	19.0 %	
Per common share			
Net earnings - basic	**$1.39**	$1.03	35
Dividends paid	**0.42**	0.33	27
Book value	**23.97**	21.81	10
Stock trading range			
High	**49.75**	45.00	
Low	**46.39**	40.17	
Close	**49.19**	43.85	

Financial position (millions of dollars)	January 31 2005	October 31 2004	
Total assets	**$91,703**	$88,721	3
Loans and acceptances	**45,019**	44,574	1
Deposits	**56,660**	53,432	6
Subordinated debentures and shareholders' equity	**6,167**	5,612	10
Capital ratios - BIS			
Tier 1	**9.6 %**	9.6 %	
Total	**13.5 %**	13.0 %	
Impaired loans, net of specific and general allowances	**(216)**	(190)	
as a % of loans and acceptances	**(0.5)%**	(0.4)%	
Assets under administration/management	**191,822**	180,598	
Total personal savings	**83,615**	80,882	
Interest coverage	**11.17**	12.61	
Asset coverage	**3.08**	3.42	
Other information			
Number of employees	**16,610**	16,555	-
Number of branches in Canada	**462**	462	-
Number of banking machines	**768**	770	-

Consolidated Statement of Income

(unaudited) (millions of dollars except per share amounts)	Quarter ended January 31 2005	 October 31 2004	 January 31 2004
Interest income and dividends			
Loans	**509**	476	485
Securities	**179**	155	138
Deposits with financial institutions	**28**	24	33
	716	655	656
Interest expense			
Deposits	**260**	194	247
Subordinated debentures	**26**	24	25
Other	**81**	57	110
	367	275	382
Net interest income	**349**	380	274
Other income			
Financial market fees	**169**	139	164
Deposit and payment service charges	**49**	50	49
Trading revenues	**84**	(13)	160
Gains on investment account securities, net	**77**	51	(7)
Card service revenues	**15**	12	12
Lending fees	**58**	65	80
Acceptances, letters of credit and guarantee	**16**	16	16
Securitization revenues	**48**	41	51
Foreign exchange revenues	**18**	17	19
Trust services and mutual funds	**65**	63	57
Other	**35**	71	36
	634	512	637
Total revenues	**983**	892	911
Provision for credit losses (recovery)	**17**	(8)	44
	966	900	867
Operating expenses			
Salaries and staff benefits	**367**	342	345
Occupancy	**45**	60	46
Computers and equipment	**84**	96	73
Communications	**19**	19	19
Professional fees	**25**	20	24
Other	**73**	86	70
	613	623	577
Income before income taxes and non-controlling interest	**353**	277	290
Income taxes	**107**	77	97
	246	200	193
Non-controlling interest	**7**	8	7
Net income	**239**	192	186
Dividends on preferred shares	**6**	5	6
Net income available to common shareholders	**233**	187	180
Number of common shares outstanding (thousands)			
Average - basic	**167,693**	167,671	174,669
Average - diluted	**170,164**	169,936	177,008
End of period	**168,049**	167,430	173,569
Net earnings per common share			
Basic	**1.39**	1.11	1.03
Diluted	**1.37**	1.09	1.02
Dividends per common share	**0.42**	0.38	0.33

Consolidated Balance Sheet

(unaudited) (millions of dollars)	January 31 2005	October 31 2004	January 31 2004
ASSETS			
Cash resources			
Cash	**213**	481	193
Deposits with financial institutions	**6,823**	5,296	8,091
	7,036	5,777	8,284
Securities			
Investment account	**7,439**	7,428	5,770
Trading account	**20,278**	20,561	17,701
Loan substitutes	**3**	18	20
	27,720	28,007	23,491
Securities purchased under reverse repurchase agreements	**5,566**	4,496	4,411
Loans			
Residential mortgage	**15,452**	15,500	14,014
Personal and credit card	**8,209**	7,825	6,260
Business and government	**19,153**	18,751	18,181
Allowance for credit losses	**(520)**	(578)	(643)
	42,294	41,498	37,812
Other			
Customers' liability under acceptances	**2,725**	3,076	3,160
Premises and equipment	**346**	267	264
Goodwill	**662**	662	662
Intangible assets	**180**	180	182
Other assets	**5,174**	4,758	4,890
	9,087	8,943	9,158
	91,703	88,721	83,156
LIABILITIES AND SHAREHOLDERS' EQUITY			
Deposits			
Personal	**24,089**	23,675	23,853
Business and government	**25,520**	24,299	21,637
Deposit-taking institutions	**7,051**	5,458	6,093
	56,660	53,432	51,583
Other			
Acceptances	**2,725**	3,076	3,160
Obligations related to securities sold short	**11,671**	10,204	8,644
Securities sold under repurchase agreements	**7,269**	8,182	6,643
Other liabilities	**6,789**	7,845	7,093
	28,454	29,307	25,540
Subordinated debentures	**1,764**	1,408	1,473
Non-controlling interest	**422**	370	400
Shareholders' equity			
Preferred shares	**375**	375	375
Common shares	**1,563**	1,545	1,583
Contributed surplus	**8**	7	3
Unrealized foreign currency translation adjustments	**4**	(10)	1
Retained earnings	**2,453**	2,287	2,198
	4,403	4,204	4,160
	91,703	88,721	83,156

Consolidated Statement of Cash Flows

(unaudited)
(millions of dollars)

	Quarter ended January 31	
	2005	2004
Cash flows from operating activities		
Net income	**239**	186
Adjustments for:		
Provision for credit losses	**17**	44
Amortization of premises and equipment	**15**	12
Future income taxes	**(30)**	(3)
Translation adjustment on foreign currency subordinated debentures	**6**	2
Losses (gains) on sale of investment account securities, net	**(77)**	7
Gains on asset securitization	**(25)**	(17)
Stock option expense	**1**	1
Change in interest payable	**16**	22
Change in interest and dividends receivable	**-**	193
Change in income taxes payable	**46**	(119)
Change in unrealized losses (gains) and net amounts payable on derivative contracts	**120**	(60)
Change in trading account securities	**283**	1,450
Excess of pension plan contributions over expenses	**-**	(15)
Change in other items	**(1,535)**	150
	(924)	1,853
Cash flows from financing activities		
Change in deposits	**3,228**	120
Issuance of subordinated debentures	**350**	-
Maturity of subordinated debentures	**-**	(45)
Issuance of common shares	**18**	14
Repurchase of common shares for cancellation	**-**	(69)
Dividends paid on common shares	**(64)**	(58)
Dividends paid on preferred shares	**(6)**	(6)
Change in obligations related to securities sold short	**1,467**	187
Change in securities sold under repurchase agreements	**(913)**	(2,031)
Change in other items	**14**	(5)
	4,094	(1,893)
Cash flows from investing activities		
Change in loans	**(1,307)**	55
Proceeds from securitization of assets	**494**	470
Purchases of investment account securities	**(5,354)**	(2,595)
Sales of investment account securities	**5,420**	3,816
Change in securities purchased under reverse repurchase agreements	**(1,070)**	(456)
Net acquisition of premises and equipment	**(94)**	(13)
	(1,911)	1,277
Increase in cash and cash equivalents	**1,259**	1,237
Cash and cash equivalents at beginning	**5,777**	7,047
Cash and cash equivalents at end	**7,036**	8,284
Cash and cash equivalents		
Cash	**213**	193
Deposits with financial institutions	**6,823**	8,091
	7,036	8,284
Supplementary information		
Interest and dividends paid	**421**	424
Income taxes paid	**91**	217

Consolidated Statement of Changes in Shareholders' Equity

(unaudited) (millions of dollars)	Quarter ended January 31	
	2005	2004
Preferred shares	**375**	375
Common shares at beginning	**1,545**	1,583
Issuance of common shares	**18**	14
Repurchase of common shares for cancellation (Note 6)	**-**	(14)
Common shares at end	**1,563**	1,583
Contributed surplus at beginning	**7**	2
Stock option expense	**1**	1
Contributed surplus at end	**8**	3
Unrealized foreign currency translation adjustments at beginning	**(10)**	6
Gains (losses) on foreign exchange operations with a functional currency other than the Canadian dollar, net of income taxes	**14**	(5)
Unrealized foreign currency translation adjustments at end	**4**	1
Retained earnings at beginning	**2,287**	2,131
Net income	**239**	186
Initial adoption of AcG-15 (Note 2)	**3**	-
Dividends		
Preferred shares	**(6)**	(6)
Common shares	**(70)**	(58)
Premium paid on common shares repurchased for cancellation (Note 6)	**-**	(55)
Retained earnings at end	**2,453**	2,198
Shareholders' equity	**4,403**	4,160

Notes to the Consolidated Financial Statements

(unaudited) (millions of dollars)

These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2004. Certain comparative figures have been reclassified to comply with the presentation adopted in fiscal 2005.

1. Significant Accounting Policies

These unaudited interim consolidated financial statements of the Bank have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and the accounting policies described in the Bank's most recent Annual Report for the year ended October 31, 2004, except for the new standards described in Note 2.

2. Recent Accounting Standards Adopted

Variable interest entities

On November 1, 2004, the Bank adopted Accounting Guideline No. 15 "Consolidation of Variable Interest Entities" (AcG-15). This Guideline is harmonized with new FASB Interpretation No. 46 (FIN 46R) "Consolidation of Variable Interest Entities" and provides guidance on the application of the standards set out in CICA Handbook Section 1590 "Subsidiaries" for certain entities defined as variable interest entities ("VIEs"). VIEs are entities in which equity investors do not have controlling financial interest or the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by other parties. AcG-15 requires the consolidation of a VIE by its primary beneficiary, i.e., the party that receives the majority of the expected residual returns and/or absorbs the majority of the entity's expected losses. The application of the provisions of AcG-15 on November 1, 2004 results in the consolidation of certain mutual funds in which the Bank has a significant investment and the consolidation of the VIE that leases the Bank's head office building. The impact of this standard as at November 1, 2004 was an increase in "Premises and equipment" of $84 million, "Securities" of $54 million, "Other assets" of $3 million, "Other liabilities" of $93 million, "Non-controlling interest" of $45 million, and "Retained earnings" of $3 million. Prior period consolidated financial statements have not been restated for this change.

Investment companies

In January 2004, the CICA issued Accounting Guideline No. 18 "Investment Companies." Under this Guideline, investment companies are required to account for all their investments at fair value, including investments that would otherwise be consolidated or accounted for using the equity method. The Guideline sets out the criteria for determining whether a company is an investment company and also provides guidance on the circumstances in which the parent company of, or equity method investor in, an investment company should account for the investment company's investments at fair value.

The provisions of the Guideline have applied to the Bank since November 1, 2004. They have been applied prospectively.

The impact of the adoption of this new Guideline on the consolidated financial statements for the first quarter of 2005 is negligible.

Notes to the Consolidated Financial Statements
(unaudited) (millions of dollars)

3. Loans and Impaired Loans

		Impaired loans		
	Gross amount	Gross	Specific allowances	Net
January 31, 2005				
Residential mortgage	15,452	3	1	2
Personal and credit card	8,209	33	18	15
Business and government	19,153	268	151	117
	42,814	304	170	134
General allowance (1)				(350)
Impaired loans, net of specific and general allowances				(216)
October 31, 2004				
Residential mortgage	15,500	4	2	2
Personal and credit card	7,825	32	17	15
Business and government	18,571	352	209	143
	42,076	388	228	160
General allowance (1)				(350)
Impaired loans, net of specific and general allowances				(190)

(1) The general allowance for credit risk was created taking into account the Bank's credit in its entirety.

4. Allowance for Credit Losses

The changes made to allowances during the first quarter are as follows:

	Specific allowances	Allocated general allowance	Unallocated general allowance	**January 31 2005**	January 31 2004
Allowances at beginning	228	272	78	**578**	630
Provision for credit losses	17	–	–	**17**	44
Write-offs	(86)	–	–	**(86)**	(44)
Recoveries	11	–	–	**11**	13
Allowances at end	170	272	78	**520**	643

5. Pension and Other Employee Future Benefits

	Quarter ended		
	January 31 2005	October 31 2004	January 31 2004
Pension benefit expense	**12**	5	11
Other employee future benefit expense	**–**	2	2

6. Capital Stock

Issued and fully paid as at January 31, 2005	
First preferred shares	
7,000,000 shares, Series 13	175
8,000,000 shares, Series 15	200
	375
168,049,508 common shares	1,563
	1,938
7,088,099 stock options outstanding	N/A

Repurchase of common shares

On January 13, 2005, the Bank commenced a normal course issuer bid for the repurchase of up to 8,400,000 common shares over a 12-month period ending no later than January 12, 2006. Repurchases will be made on the open market at market prices through the facilities of the Toronto Stock Exchange. Premiums paid above the average book value of the common shares will be charged to retained earnings.

As at January 31, 2005, the Bank had not repurchased any common shares under this program.

7. Securitization

CMHC-guaranteed mortgage loans

During the first quarter of 2005, the Bank securitized $494 million of guaranteed residential mortgage loans through the creation of mortgage-backed securities. The Bank received net cash proceeds of $492 million and retained the rights to the excess spread of $24 million generated on the mortgage loans. The Bank also recorded a servicing liability of $3 million. A pre-tax gain of $19 million, net of transaction fees, was recognized in the Consolidated Statement of Income under "Securitization revenues."

8. Subordinated Debentures

On December 20, 2004, the Bank issued $350 million of subordinated debentures under its Canadian Medium Term Note Program. The issue, Series 3 Medium Term Notes, is due December 2019. Interest on this issue is payable semi-annually at a fixed rate of 4.926% until December 22, 2014, and at a floating rate equal to the rate on three month bankers' acceptances plus 1.00% (paid quarterly) thereafter to maturity.

Notes to the Consolidated Financial Statements
(unaudited) (millions of dollars)

9. Segment Disclosures

Quarter ended January 31

	Personal and Commercial		Wealth Management		Financial Markets		Other		Total	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
Net interest income [1]	**324**	314	**23**	22	**62**	(6)	**(60)**	(56)	**349**	274
Other income [1]	**179**	171	**172**	164	**213**	275	**70**	27	**634**	637
Total revenues	**503**	485	**195**	186	**275**	269	**10**	(29)	**983**	911
Operating expenses	**304**	292	**153**	149	**155**	132	**1**	4	**613**	577
Contribution	**199**	193	**42**	37	**120**	137	**9**	(33)	**370**	334
Provision for credit losses	**27**	29	**–**	–	**2**	24	**(12)**	(9)	**17**	44
Income before income taxes and non-controlling interest	**172**	164	**42**	37	**118**	113	**21**	(24)	**353**	290
Income taxes [1]	**58**	59	**14**	13	**40**	40	**(5)**	(15)	**107**	97
Non-controlling interest	**–**	–	**1**	1	**–**	–	**6**	6	**7**	7
Net income	**114**	105	**27**	23	**78**	73	**20**	(15)	**239**	186
Average assets	**42,382**	39,443	**855**	802	**44,302**	42,678	**(5,404)**	(5,446)	**82,135**	77,477

Personal and Commercial
The Personal and Commercial segment comprises the branch network, intermediary services, credit cards, insurance, commercial banking services and real estate.

Wealth Management
The Wealth Management segment comprises full-service retail brokerage, discount brokerage, mutual funds, trust services and portfolio management.

Financial Markets
The Financial Markets segment encompasses corporate financing and lending, treasury operations, including asset and liability management for the Bank, and corporate brokerage.

Other
The Other heading comprises securitization operations, gains on the sale of operations, certain non-recurring items and the unallocated portion of centralized services.

(1) Taxable equivalent
The accounting policies are the same as those described in the note on accounting policies (Note 1), with the exception of the net interest income, other income and income taxes of the operating segments, which are presented on a taxable equivalent basis. Taxable equivalent basis is a calculation method that consists in grossing up certain tax-exempt income by the amount of income tax that otherwise would have been payable. For all of the operating segments, net interest income was grossed up by $16 million ($13 million in 2004) and other income by $1 million (decreased by $2 million in 2004). An equal amount was added to income taxes. The impact of these adjustments is reversed under the "Other" heading.

Additional Financial Information

(unaudited)
(millions of dollars, except per share amounts)

	2005	2004				2003			2004	2003
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Total	Total
Total revenues	**$983**	$893	$857	$884	$911	$903	$851	$773	$3,545	$3,363
Net income	**239**	192	167	180	186	158	162	138	725	624
Earnings per share										
Basic	**1.39**	1.11	0.95	1.01	1.03	0.87	0.89	0.73	4.10	3.37
Diluted	**1.37**	1.09	0.94	1.00	1.02	0.86	0.88	0.72	4.05	3.34
Dividends per common share	**0.42**	0.38	0.38	0.33	0.33	0.28	0.28	0.26	1.42	1.08
Return on common shareholders' equity	**23.6%**	19.7%	17.2%	19.0%	19.0%	16.4%	16.4%	17.3%	18.8%	16.5%
Total assets	**$91,703**	$88,721	$85,481	$86,466	$83,156	$84,626	$80,474	$77,852		
Impaired loans										
Net private	**$134**	$160	$199	$219	$232	$248	$230	$225		
Designated countries										
Gross outstanding	**–**	–	–	10	10	22	23	23		
Allowances	**–**	–	–	9	8	19	20	22		
Net total	**134**	160	199	220	234	251	233	226		
Per common share										
Book value	**$23.97**	$22.87	$22.30	$21.94	$21.81	$21.32	$20.77	$20.28		
Stock trading range										
High	**49.75**	48.78	45.50	47.93	45.00	41.19	37.41	35.15		
Low	**46.39**	42.31	42.72	43.27	40.17	34.50	34.55	31.26		

Economic Commentary

Central Banks Less Accommodating in 2005

In the U.S., financial conditions remained accommodating in spite of measured hikes in the Federal Reserve's target rate. The Fed may be prompted to step up the pace in 2005. The Bank of Canada will be more restrained than its U.S. counterpart. Generally, the effect of the liquidity withdrawals by the central banks in 2005 will be fully felt by the global economy in 2006.

According to our estimates, the global economy grew by 4.9% in 2004, its best performance since 1976, reflecting the highly expansionary monetary policies introduced since 2002. For 2005, we anticipate growth of 4.2%, which is still above the long-term average of 3.5%.

Beyond the monthly fluctuations, the job recovery helped to place economic expansion in the U.S. on a more solid footing. Last June, the Federal Reserve decided it was time to gradually tighten monetary conditions. It accordingly announced a 25 basis point increase in its target rate at each meeting of its policy-setting committee (FOMC).

Despite these actions, financial conditions have remained highly accommodating. In real terms, long-term bond rates declined slightly, while the stock markets made strides and the greenback shrank in value. In early 2005, it surfaced that some members of the FOMC, noting the above facts, expressed fears that still abundant liquidity could lead to excessive speculation.

The Federal Reserve could therefore decide that a measured pace is no longer appropriate. It will then take steps aimed at producing more pronounced impacts on the markets. Accordingly, we expect the Fed's leading rate to rise by at least 200 basis points over the course of 2005.

In Canada, a large inventory build-up during the third quarter of 2004 should result in a temporary fall-off in production. But this slowdown, which is technical in nature, does not mean that the strength of the domestic economy is fading.

In 2004, the Canadian job market as a whole performed fairly well, in spite of the fact that employment in the manufacturing sector was stagnant. Not only were 1.8% more jobs created, but full-time jobs replaced part-time ones. Residential construction continued to expand in 2004, especially in Quebec and British Columbia.

In 2005, housing investments should level off. Moreover, as businesses attempt to adjust to a Canadian dollar that began to exhibit renewed upward momentum near the end of 2004, job growth should slacken, dragging consumption in its wake. We nonetheless expect domestic demand to grow by more than 3% in 2005 due to the accelerated pace of business investment in machinery and equipment.

So as not to compromise the economy's adjustment to the flight of the dollar, the Bank of Canada will probably be more restrained in its approach to monetary policy than the Federal Reserve. We anticipate a 125 basis point increase in the target overnight financing rate in 2005.

We nonetheless expect the Canadian economy to grow by 3.2% in 2005, as the external sector should benefit from strong U.S. economic growth, which, after a 4.4% jump in 2004, is expected to be 4%. In addition, with interest rate hikes expected to be higher in the U.S. than in Canada, Canadian businesses can be fairly certain that they will not have to live through another sustained rise in the loonie in 2005.

Because Canada's manufacturing sector is concentrated in Quebec and Ontario, economic growth in these provinces will likely be below the Canadian average in 2005, at 2.7% and 3.0%, respectively. Quebec accounts for a significant proportion of the jobs in Canada's manufacturing sector, which is especially vulnerable to the strengthening Canadian dollar and competition from producers based in countries where labour is far less expensive.

With the liquidity withdrawals by the central banks in 2005, world economic growth should slow to 3.3% in 2006. The Canadian and U.S. economies will be no exception, achieving growth of 2.5% and 2.4%, respectively.

For a more detailed analysis and up-to-date information on the state of the global and local economy, we invite you to consult the following National Bank economic publications:

Economic and Financial Outlook: A complete survey of the economic outlook in North America and abroad, the provincial economies, and financial markets and sectors. Published twice a year.
Monthly Economic Monitor: An overview of recent economic developments in Canada, the United States and around the world, with an update of our economic forecast.

Economic Weekly: A weekly analysis of current economic issues along with the latest figures for selected indicators of foreign, North American and provincial economies, and commodity prices.

These publications are available on the Bank's website at **www.nbc.ca** under Economic Analysis in the menu on the right-hand side of the screen.

Bank News

2004 Social Responsibility Report: National Bank's Social Responsibility Report will be available at the beginning of March 2005 in all its branches, on its website at www.nbc.ca or by calling TelNat at 1-888-4-TELNAT or (514) 394-5555. This document covers the various aspects of the Bank's social commitment and provides specific information on its corporate donations, philanthropic activities, support to SMEs and contribution to the economy as well as the volunteer activities of its employees.

2004 Annual Report: National Bank's Annual Report has been available in print for a few weeks and can be obtained by calling TelNat at 1-888-4-TELNAT or (514) 394-5555. It is also available online at www.nbc.ca/investorrelations.

Réal Raymond invited to present at RBC Capital Markets Canadian Bank CEO Conference: Réal Raymond, President and Chief Executive Officer, gave a presentation at the RBC Capital Markets Canadian Bank CEO Conference held in Toronto on January 19. Mr. Raymond spoke about the Bank pursuing growth through its current strategy.

Korn/Ferry Award for excellence in corporate governance: On February 2, 2005, National Bank was presented the 2004 Korn/Ferry-Revue Commerce Award for corporate governance excellence in the Large Company category. This is the second year in a row that the Bank has been a finalist. This honour recognizes the Bank's resolve to give corporate governance a strategic dimension and go a step beyond merely creating a set of procedures by making corporate governance a vital part of its business culture.

National Bank among the 50 Best Employers in Canada: The Bank is proud to have placed 40th in the prestigious list of the "50 Best Employers in Canada." This list, drawn up each year by Hewitt and Associates, is based on the opinions of employees, officers and human resource professionals at participating organizations.

NBDB rated tops for service: National Bank Discount Brokerage (NBDB) has once again taken top honours for the quality of its service, according to the results of the latest survey of Canada's main discount brokerages by the Dalbar research firm. The Dalbar ranking is based on specific criteria which measure the quality of service provided by phone and e-mail.

Launch of new Global Blue Chip Note to kick off RRSP season: On January 18, National Bank launched the Global Blue Chip Note, a turnkey investment solution that features fully guaranteed principal and an unlimited potential return at maturity by letting investors capitalize on the performance of 30 of the best companies in the world. Investors who opt for the Global Blue Chip Note also benefit from optimum geographic and sector diversification, which reduces volatility and offers potentially higher returns than fixed-rate products.

Multi-managed GIC, a new investment solution: National Bank recently launched the Multi-managed GIC, the latest addition to its family of guaranteed investment certificates. In addition to fully protecting the invested principal, the Multi-managed GIC assures investors of a minimum 5% yield at maturity, regardless of market conditions. Moreover, with the Multi-managed GIC, the Bank is introducing a formula for sharing risk and return with the investor, a first in the banking industry. This one-of-a-kind solution is ideal for investors who want a secure investment that provides a higher potential return than a conventional fixed-rate GIC.

Three National Bank officers among Canada's most powerful women: Patricia Curadeau-Grou, Gisèle Desrochers and Alice Keung have been named among *Canada's Most Powerful Women: Top 100* by the Toronto-based Women's Executive Network (WXN). All three were recognized in the *Corporate Executives* category, which spotlights women who hold the most senior positions in Canada's largest publicly traded and privately owned companies. Ms. Curadeau-Grou, Ms. Desrochers and Ms. Keung have all built outstanding reputations as dedicated leaders who have made a significant contribution to the performance of the Bank.

Over $1.6 million donated to United Way/Centraide by National Bank and its employees: The results of the 2004 United Way/Centraide fundraising campaign are in and the Bank, its subsidiaries and employees are proud to have contributed a record $1.6 million - 10% more than last year - to this worthy cause.

National Bank and Canada Life sign a distribution agreement: In November, the Bank and The Canada Life Assurance Company finalized an agreement to distribute banking products and services through Canada Life's distribution channels. Under this long-term agreement, Canada Life will be able to offer RRSP loans, investment loans, leverage loans and All-In-One accounts under the National Bank banner to its clients across Canada.

National Bank announces it will buy back up to 5% of its common shares: On January 10, the Bank announced its intention to make a normal course issuer bid to buy back up to 5%, or 8,400,000, of its common shares outstanding. The notice of intention filed with the Toronto Stock Exchange has been approved. The normal course issuer bid represents a proper use of the Bank's surplus funds and is intended to enhance shareholder value.

National Bank joins CLS for foreign exchange transactions: The Bank recently joined Continuous Linked Settlement (CLS), an international organization that acts as a clearing agent for the settlement of foreign exchange transactions. CLS allows financial institutions that carry out foreign exchange transactions to minimize the risk of non-payment of these transactions. The benefits of the CLS process are shared by all participants, whether directly or indirectly involved in CLS. In joining CLS, National Bank is following in the footsteps of leading financial institutions the world over.



Head Office

600 de La Gauchetière West
Montreal, Quebec, Canada
H3B 4L2

www.nbc.ca

National Bank of Canada
Information for Shareholders and Investors

Investor Relations
Financial analysts and investors who want to obtain financial information on the Bank are asked to contact the Investor Relations Department.
600 de La Gauchetière West, 7th Floor
Montreal, Quebec H3B 4L2
Telephone: (514) 394-0296
Fax: (514) 394-6196
E-mail: **investorrelations@nbc.ca**
Website: **www.nbc.ca/investorrelations**

Public Relations
600 de La Gauchetière West, 10th Floor
Montreal, Quebec H3B 4L2
Telephone: (514) 394-8644
Fax: (514) 394-6258

Internet website: **www.nbc.ca**
General inquiries: **telnat@nbc.ca**

Quarterly report publication dates for fiscal 2004-2005

Second quarter	May 26, 2005
Third quarter	August 25, 2005
Fourth quarter	December 8, 2005

DISCLOSURE OF 1st QUARTER 2005 RESULTS

Conference call:
- A conference call for analysts and institutional investors will be held on **February 24, 2005 at 1:00 p.m. ET.**
- Access by telephone in listen only mode: **1-877-211-7911** or **(416) 405-9310**
- A recording of the conference call can be heard to until March 3, 2005 by calling **1-800-408-3053** or **(416) 695-5800**. The access code is **3139876**.

Webcast:
- The conference call will be webcast live at **www.nbc.ca/investorrelations**
- A recording of the webcast will also be available on the Internet after the call.

Financial Documents
- The quarterly financial statements are available at all times on National Bank's website at **www.nbc.ca/investorrelations**.
- The Report to Shareholders, supplementary financial information and a slide presentation will be available on the Investor Relations page of National Bank's website shortly before the start of the conference call.

Transfer Agent and Registrar
For information about stock transfers, address changes, dividends, lost stock certificates, tax forms and estate transfers, shareholders are requested to contact the transfer agent, National Bank Trust Inc., at the address and telephone numbers below.

National Bank Trust Inc.
Share Ownership Management
1100 University, 9th Floor
Montreal, Quebec H3B 2G7
Telephone: (514) 871-7171
1-800-341-1419
Fax: (514) 871-7442
Email: **clientele@tbn.bnc.ca**

Direct Deposit Service for Dividends
Shareholders may have their dividend payments deposited directly via electronic funds transfer to an account at any financial institution that is a member of the Canadian Payments Association. To do so, simply contact the transfer agent, National Bank Trust Inc., in writing.

Dividend Reinvestment Plan
National Bank offers holders of its common or preferred shares a Dividend Reinvestment and Share Purchase Plan through which they can invest in shares without paying any commissions or administration fees. Participants may reinvest all cash dividends paid on their shares held or make optional cash payments of at least $500 per payment, to a maximum of $5,000 per quarter, to purchase shares. For more information, please contact the Registrar, National Bank Trust Inc., at 1-800-341-1419 or (514) 871-7171.

www.nbc.ca/investorrelations

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